Putnam High Yield Advantage
Regulatory matters and litigation

In late 2003 and 2004, Putnam Management settled charges brought by the Securities and Exchange
Commission (the SEC) and the Massachusetts
Securities Division in connection with excessive short-term trading in Putnam funds. In July 2011, the fund recorded a receivable of $417,577 related to restitution amounts in connection with a distribution plan approved by the SEC. This amount is reported in the Increase in capital from settlement payments line on the Statement of changes in net assets. These allegations and related matters have served as the general basis for certain lawsuits, including purported class action lawsuits against Putnam Management and, in a limited number of cases, some Putnam funds. In
May 2011, the fund received a payment of $6,034 related to settlement of those lawsuits. This amount is reported in the Increase in capital from settlement payments line on the Statement of changes in net assets.
Putnam Management has agreed to bear any costs incurred by the Putnam funds as a result of these matters.